Exhibit 5.1

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Patent & Trade-mark Agents

595 Burrard Street, P.O. Box 49314

Suite 2600, Three Bentall Centre

Vancouver BC V7X 1L3 Canada

Tel: 604-631-3300 Fax: 604-631-3309

December 10, 2020

AbCellera Biologics Inc.

2215 Yukon St.

Vancouver, B.C. V5Y 0A1

Canada

RE:	Initial Public Offering of AbCellera Biologics Inc.

We have acted as Canadian counsel to AbCellera Biologics Inc. (the “Company”), a corporation incorporated under the laws of the province of British Columbia, in connection with the offer and sale by the Company of up to 27,772,500 common shares in the capital of the Company, including 3,622,500 common shares issuable upon exercise of an option to purchase additional common shares granted to the underwriters (the “Shares”), pursuant to a Registration Statement on Form S-1 (Registration No. 333-250838) (the “Registration Statement”) filed by the Company with the SEC.

The offer and sale of the Shares will be made pursuant to that certain underwriting agreement (the “Underwriting Agreement”), dated as of December 10, 2020, by and between the Company, Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp.

In connection with giving this opinion, we have examined the Registration Statement (including exhibits thereto). We have also examined originals, certified or otherwise identified to our satisfaction, of such public and corporate records, certificates, instruments and other documents as we have considered necessary in order to express the opinion set out below. With respect to the accuracy of factual matters material to this opinion, we have relied upon certificates or comparable documents and representations of public officials and of officers and representatives of the Company.

In giving this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies, certified or otherwise identified to our satisfaction. We have also considered such questions of law as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed.

The opinion expressed herein is limited to matters governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

Based and relying upon and subject to the foregoing, we are of the opinion that the offer and sale of the Shares has been duly authorized by the Company and, when the Shares are issued and paid for in accordance with the terms of the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable shares in the capital of the Company.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the prospectus forming part of the Registration Statement and to the filing of this opinion letter as an exhibit to the Registration Statement.

This opinion is effective as at the date hereof and is based upon laws in effect and facts in existence as at the date hereof. We express no opinion as to the effect of future laws or judicial decisions on the subject matter hereof, nor do we undertake any duty to modify this opinion to reflect subsequent facts or developments concerning the Company or developments in the law occurring after the date hereof.

Yours truly,

/s/ Blake, Cassels & Graydon LLP